UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Signet Jewelers Limited

(Name of Issuer)

Common Shares, $0.18 par value per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Persons: GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Persons: Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 8 of 15 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 9 of 15 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): CO

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 10 of 15 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 11 of 15 Pages

(1)	Name of Reporting Persons: Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 560,390 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 560,390 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,390 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3%
(14)	Type of Reporting Person (See Instructions): IN

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 12 of 15 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 5 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) relates to shares of Series A Convertible Preference Shares, par value $0.01 per share (the “Series A Preference Shares”) of Signet Jewelers Limited, a Bermuda exempted company (the “Issuer”), which are convertible into Common Shares, par value $0.18 per share (the “Common Shares”), of the Issuer. This Amendment is being filed to report a change in the number of shares held by the Reporting Persons as a result of the repurchase of certain Series A Preference Shares by the Issuer from the Reporting Persons.

The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

This Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Shares of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of Schedule 13D amended hereby is updated to include the following additional disclosure:

As of the date of this statement, (i) GEI VI is the record owner of 131,757 Series A Preference Shares which, as of May 6 when the conversion notice was delivered to the Issuer as described in Item 4 below, are convertible into 324,266 Common Shares, (ii) GEI Side VI is the record owner of 78,527 Series A Preference Shares which are convertible into 193,262 Common Shares, (iii) Associates VI-A is the record owner of 160 Series A Preference Shares which are convertible into 393 Common Shares, and (iv) Associates VI-B is the record owner of 2,056 Series A Preference Shares which are convertible into 5,060 Common Shares.

ITEM 4. PURPOSE OF THE TRANSACTION

The disclosure provided in Item 4 of Schedule 13D amended hereby is updated to include the following additional disclosure:

On May 6, 2024, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B delivered notice to the Issuer of a conversion of 100,000 Series A Preference Shares (in the aggregate) for cash in accordance with the terms of the amended Certificate of Designation of the Series A Preference Shares (the “Certificate of Designation”). Of the 100,000 Series A Preference Shares converted, GEI VI converted 62,004 Series A Preference Shares, GEI Side VI converted 36,954 Series A Preference Shares, Associates VI-A converted 75 Series A Preference Shares, and Associates VI-B converted 967 Series A Preference Shares. The conversion was settled in cash by the Issuer for approximately $128 million, based on the volume weighted average share price on the date of the conversion notice, which was $97.0215 per Common Share, pursuant to the terms of the Certificate of Designation.

CUSIP No. G81276100	Schedule 13D	Page 13 of 15 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	560,390 (as converted)	0	560,390 (as converted)	1.3%
GEI Side VI	560,390 (as converted)	0	560,390 (as converted)	1.3%
Associates VI-A	560,390 (as converted)	0	560,390 (as converted)	1.3%
Associates VI-B	560,390 (as converted)	0	560,390 (as converted)	1.3%
Jonathan A. Seiffer	560,390 (as converted)	0	560,390 (as converted)	1.3%
Other Reporting Persons	560,390 (as converted)	0	560,390 (as converted)	1.3%

*

Includes 522,981 Common Shares issuable upon conversion of 212,500 shares of the Issuer’s Series A Convertible Preference Shares as of May 6, 2024, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

(c) See Item 4 above for a description of the transaction effected by the Reporting Persons in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) As of the date of this Amendment, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares.

CUSIP No. G81276100	Schedule 13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment to Schedule 13D is true, complete, and correct.

Dated as of May 22, 2024

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. G81276100	Schedule 13D	Page 15 of 15 Pages

GEI Capital VI, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan A. Seiffer